Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

GENERAL

This Management Discussion & Analysis (“MD&A”) is intended to supplement and complement the consolidated financial statements and accompanying notes of Jet Metal Corp. (formerly Crosshair Energy Corporation) (the “Company” or “Jet Metal”). The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended April 30, 2014.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Financial Reporting Standards (“IFRS”).

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.jetmetalcorp.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the timelines to complete the Company’s exploration programs, timing for permit applications, timing for new resource estimates, impacts on historic sites, the estimation of mineral resource estimates, timing to complete technical reports, forecasts for exploration expenditures, estimates of future administrative costs, and statements about the Company’s future development of its properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mineral exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Forward-looking information and forward-looking statements are, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour availability and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director of the Company and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s mineral properties can be found in the following NI 43-101 Technical Report which is available on SEDAR at www.sedar.com and the Company’s website:

•	CMB Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties. The Company is currently focused on maintaining its uranium properties in North America, as well as investigating other mineral opportunities.  The Company does not have any producing mineral properties at this time.

The Company’s common shares trade on the TSX Venture Exchange (the “TSX-V”) under the symbol “JET” and on the OTC Markets Group’s OTCQB Marketplace (the “OTCQB”) under the symbol “JETMF”.  The common shares of the Company were voluntarily delisted from the NYSE MKT Stock Exchange prior to market opening on July 1, 2013.  On the same day, the Company’s common shares were listed and began trading on the OTC Markets Group’s OTCQB Marketplace.  The listing of the Company’s common shares in Canada was transitioned from the TSX to the TSX-V on January 20, 2014.

In September 2013, the Company changed its name from Crosshair Energy Corporation to Jet Metal Corp. and completed a consolidation of its common shares on the basis of one post-consolidated share for every ten pre-consolidated shares.  All references to share and per share amounts have been restated to reflect this share consolidation.

The Company currently maintains exploration and evaluation properties in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

➢	Bootheel Uranium (“Bootheel”) Project with UR-Energy USA, Inc. in Wyoming

Central Mineral Belt (“CMB”) Project

The CMB Project currently consists of a total of 916 claims, located in central Labrador.  Of these 916 claims, 451 of them are subject to a 2% Net Smelter Return Royalty (“NSR”) payable to Silver Spruce Resources Inc. The most prospective area within these 916 claims is the Two Time Prospect (detailed below), which contains an Indicated Mineral Resource estimate of 2.33 M pounds of U3O8 (1.82 M tonnes grading 0.058% U3O8) and an Inferred Mineral Resource estimate of 3.73 M pounds of U3O8 (3.16 M tonnes grading 0.053% U3O8) and is open for expansion.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Two Time Prospect

Exploration activities on the Two Time Prospect during the 2011 and 2012 field seasons focused on investigating the down dip extension of the resource previously reported, as well as a number of coincident airborne radiometric geophysical and rock geochemical anomalies outside the Two Time Prospect. A total of 21 drill holes, totaling 4,206 metres were completed, the results of which confirmed uranium mineralization at the Two Time Prospect to extend to depths of over 500 metres. Drilling on the Firestone Prospect intersected a three and a half metre interval that returned 0.084% U3O8. Contained within this interval was a 0.5 metre interval that returned 0.519% U3O8. The only hole drilled on the Big Bear Prospect returned seven metres of 0.031% U3O8. Drilling at the three eastern-most prospects of South Brook, Running Man and Big Bear, was preliminary, with the program cut short due to inclement weather.

Specific results from the drilling on the Two Time Prospect are illustrated in the table below. Drill hole CMB-12-49 successfully intersected mineralization at the expected depth over a thicker interval, indicating the deposit is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes into the deposit. Four shallow holes drilled north of the Two Time Prospect to evaluate radon anomalies did not intersect uranium mineralization.

Hole ID	From (m)	To (m)	Interval (m)	U3O8%
CMB-12-49	319.5	324.0	4.5	0.032
and	345.4	346.4	1.0	0.032
and	492.5	521.0	28.5	0.031
including	494.0	498.0	4.0	0.051
and	513.5	516.5	3.0	0.074

During the year ended April 30, 2014, the Company incurred acquisition costs of $Nil (2013 - $200,000) and exploration and evaluation expenses of $560 (2013 - $1,910,312) related to the CMB Project.  During the year ended April 30, 2014, the Company incurred only administrative costs as the Company abandoned various claims on the CMB Project.  During the year ended April 30, 2013, the Company executed an exploration program on the CMB Project, incurring administrative costs of $10,434, drilling and trenching costs of $731,850, geology costs of $1,456,437 and geophysics costs of $11,591.  These costs were offset by government grants received in the amount of $300,000 during the year ended April 30, 2013.

Due to the challenging economic environment, the Company does not plan to spend any additional funds on the remaining CMB Project claims until market conditions improve.

Bootheel Uranium Project

The Bootheel properties are currently owned by the Bootheel Project LLC and consist of 81 Federal Mining claims and one State lease.  The Company now has an 81% interest in The Bootheel Project LLC, subject to certain royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target Exploration and Mining Corp (“Target”), a wholly owned subsidiary of the Company, and Crosshair Energy USA, Inc. (“Crosshair USA”), a wholly owned subsidiary of Target, the Company was able to earn an initial 75% interest in the Bootheel Project LLC, by completing expenditures totalling US$3 million and issuing 12,500 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, the Company exceeded US$3 million in expenditures on the property, thereby earning its initial 75% interest. As URE declined to participate in the fiscal

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and the Company’s participating interest increased from 75% to approximately 81%.

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, the Bootheel Project LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoined the Bootheel Property.  The initial term of the agreement was for five years with provision for two renewals.  Payment for the initial five year term was US$252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. The “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired in February 2013.  On June 7, 2013, the Company announced that the Bootheel Project LLC was unable to reach an agreement with MJ Ranches Inc. on terms which more accurately reflected current market conditions.  Certain portions of the mineral resources included in the Technical Report issued by the Company, dated October 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches Inc.  Accordingly, during the year ended April 30, 2013, the Company recorded an impairment of all of the capitalized costs of the Bootheel Uranium Project to operations.

Project Summary

The property has been previously explored for uranium by a number of companies in the 1970’s and again in the mid-1990’s by Cameco Corporation (“Cameco”).

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

The calendar year 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft. in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft. of core.  Drilling commenced in June 2008 and was completed on September 20, 2008. Results collected to date indicate that the majority of the uranium mineralization on the Bootheel Property is hosted by the Sundance Formation. Laboratory testing in calendar year 2008 demonstrated the potential for uranium mining by in-situ recovery (“ISR”). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. Currently, there are three ISR projects in production and several other ISR projects in the permitting or development phase, in Wyoming.

In addition to the calendar year 2008 drilling program, the historic holes were relocated and limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009, Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco were compiled by the Company’s geological team and were combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008. This compilation formed the basis for the Company’s 2011 drilling program which saw the completion of 76 bore holes, totaling 35,760 feet (10,900 metres). A synthesis of all of these data enabled the Company to generate an Indicated Mineral Resource estimate of 1.12 million pounds of U3O8 (1.570M tons @0.036%) and an Inferred Mineral Resource of 1.05 million pounds of U3O8 (1.315M tons @ 0.040%) for the 81 Federal lode claims and single Wyoming State lease that currently comprise the Bootheel Property. See the following table for additional detail.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Formation/Classification	Section	Tons	Grade U3O8%	Lbs
Sundance:
Indicated	Section 6	943,000	0.040	751,000
Indicated	Section 36	627,000	0.029	369,000
Inferred	Section 36	1,007,000	0.031	624,000

Wind River:
Inferred	Section 6	182,000	0.074	267,000
Inferred	Section 12	20,000	0.063	25,000
Inferred	Section 32	106,000	0.063	134,000

Total Indicated		1,570,000	0.036	1,120,000
Total Inferred		1,315,000	0.040	1,050,000

The above Mineral Resource was estimated by C. Stewart Wallis, P. Geo, a Qualified Person as defined by NI 43-101, with an effective date of July 8, 2013. The Classifications of the Mineral Resources follow the CIM guidelines dated November 2010.  Wind River resources were estimated using the polygonal method at an estimated cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. The Sundance resources were estimated using the contour method at an estimated cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. A tonnage factor of 16 ft3/ton was used for the Sundance Formation, and 15 ft3/ton was used for the Wind River Formation. There are no known legal, environmental or other risks that could materially affect the development of the mineral resources. The numbers in the table have been rounded.

While the above stated mineral resource estimates are encouraging, the continuing downward pressure on the uranium price, in addition to the overall poor state of the junior resource market, has led the Bootheel Project LLC to focus on reducing its expenditures to a minimum, while maintaining the integrity of its data and land package. As a result, the Company released mineral claims that do not currently have any mineral resources identified on them or any significant prospectivity to contain such resources. This action reduced the total land package from 274 mineral claims and 2 state leases to 81 mineral claims and 1 state lease and allows the Bootheel Project LLC to keep the most prospective ground in good standing for the next 12 months. A reversal in the state of uranium price specifically, as well as the junior resource market in general, may afford the Bootheel Project LLC the opportunity to more fully assess its options in the future.

During the year ended April 30, 2014, the Company incurred acquisition costs of $Nil (2013 - $1,283) related to the Bootheel Uranium Project.  During the year ended April 30, 2014, the Company focused on maintaining the claims in good standing and incurred reduced costs of $33,681, including administrative costs of $34,673 for insurance, permitting and equipment storage, and reclamation costs of $10,921 for land re-seeding and filling of drill holes.  These exploration and evaluation expenses were offset by recoveries of $11,913 in relation to URE’s portion of exploration and evaluation expenditures incurred on the Bootheel Uranium Project.  During the year ended April 30, 2013, the Company incurred administrative costs of $45,981, drilling and trenching costs of $13,433, geology costs of $35,816 and hydrology costs of $271.  These costs were offset by recoveries of $28,882 in relation to URE’s portion of exploration and evaluation expenditures incurred on the Bootheel Uranium Project.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Southern Golden Promise (Victoria Lake) Project

The Victoria Lake Project consisted of 70 claims covering 1,750 hectares.  The Company completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

Work completed on the Victoria Lake Project to date confirmed the exploration prospectivity of the area; however, due to the current poor state of the junior resource market, the Company, in consultation with its joint venture partner, Paragon Minerals Corporation, decided to cease expenditures on the project and to return the claims to the original vendor. The vendor was notified and acknowledged receipt of this decision on April 30, 2014.  The Company previously recorded an impairment against its exploration and evaluation assets in relation to the Golden Promise and Southern Golden Promise properties during the year ended April 30, 2013.

STOCK EXCHANGE LISTINGS

On June 7, 2013, the Company announced plans to voluntarily delist its common shares from NYSE MKT. Management believed that under the Company’s financial circumstances, it was not practicable to maintain a plan of compliance that would satisfy NYSE MKT’s continued listing requirements. As a result, the Board of Directors of the Company determined it to be in the best interest of the Company to delist voluntarily from NYSE MKT. The Company formally notified NYSE MKT on June 7, 2013 of its intention to file a Form 25 with the Securities and Exchange Commission (“SEC”) on June 18, 2013. Following the filing of Form 25, the delisting took effect on July 1, 2013, with the simultaneous transfer of the Company’s common stock to the OTCQB. Associated with the move to OTCQB, the Company opted to subscribe to the Exchange’s Real-Time Level 2 Quote Display Service so that investors and market participants will be able to view real-time stock quotes for the Company at www.otcmarkets.com.

As the Company reported in its news release dated July 26, 2013, it did not meet the continued listing requirement of the Toronto Stock Exchange (“TSX”) with respect to its market capitalization. On November 22, 2013, the Company announced that it planned to voluntarily delist its common shares from the TSX and transition to the TSX Venture Exchange in a manner that would provide uninterrupted trading for the Company’s securities. By moving forward to voluntarily delist from the TSX, the Company was able to exercise complete control over the process, ensuring uninterrupted trading of its securities. The transition from the TSX to the TSX Venture Exchange took effect on January 20, 2014.

OUTLOOK

In the next 12 months, the Company intends to continue its program of cost minimization in order to weather the continuing poor macroeconomic environment and is also seeking additional financing to improve its working capital. Through its management services agreement with King & Bay West Management Corp., the Company continues to look for business opportunities and potential asset acquisitions.

SELECTED ANNUAL INFORMATION

The following financial data are selected information for the Company for the three most recently completed financial years:

	April 30, 2014	April 30, 2013	April 30, 2012
Revenue	$-	$-	$-
Loss and comprehensive loss	(3,967,283)	(11,674,061)	(11,977,829)
Loss per share (basic and diluted)	(0.60)	(1.77)	(2.38)
Total assets	2,801,407	6,635,616	17,997,243

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Net Loss

Net loss decreased significantly during the year ended April 30, 2014 compared to the two previous fiscal years as the Company attempted to maintain its level of expenditures at low levels to conserve cash during the current year.  Property related expenses consisted primarily of claims maintenance, reclamation and insurance.  The largest item contributing to the net loss for the year ended April 30, 2014 was an impairment loss for exploration and evaluation assets in the amount of $3,160,618.

Net loss for the year ended April 30, 2013 in the amount of $11,674,061 includes an impairment loss for exploration and evaluation assets in the amount of $6,043,241 in relation to various abandoned properties.  Prior to abandoning the properties at the end of the year, the Company had completed exploration programs on the CMB Uranium Project and the Juniper Ridge Property which commenced during fiscal 2012, attributing to a higher net loss compared to the year ended April 30, 2014.

Net loss for the year ended April 30, 2012 in the amount of $11,977,829 is reflective of the Company’s exploration programs on the CMB Uranium Project, the Bootheel Project and the Juniper Ridge Property.  As exploration work increased, overall general and administrative costs also increased during the year ended April 30, 2012.

Total Assets

From April 30, 2012 to April 30, 2014, the Company’s total assets have decreased significantly.  During the year ended April 30, 2013, total assets decreased primarily due to decreased cash on hand used in operations, decreased fair value of marketable securities held and exploration and evaluation asset impairments.  During the year ended April 30, 2014, total assets further decreased primarily due to decreased cash on hand used in operations and exploration and evaluation asset impairments.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Results of operations for the year ended April 30, 2014 compared to the year ended April 30, 2013:

For the year ended April 30, 2014, the Company reported a net loss of $3,967,283 or $0.60 per common share, compared to a net loss of $11,674,061 or $1.77 per common share for the year ended April 30, 2013.

Expenses

Total expenses for the year ended April 30, 2014 were $3,898,339, representing a decrease of $8,014,636 compared to the prior year as a direct result of decreased overall Company activity during the current year.  All administrative expenses for the year ended April 30, 2014 decreased compared to the prior year with the exception of transfer agent and filing fees and are discussed below.

Audit and accounting fees of $22,775 (2013 - $124,087) decreased for the year ended April 30, 2014 compared to the prior year due to the Company incurring additional fees in the prior period in relation to Sarbanes-Oxley (“SOX”) compliance and additional tax filings.

Consulting expense of $Nil (2013 - $308,570), management fees of $142,533 (2013 - $411,368) and wages and salaries of $252,999 (2013 - $705,024) total $395,532 for the current year (2013 - $1,424,962) which represents a total decrease of $1,029,430 compared to the prior year as a result of decreased Company activities and personnel providing services to the Company.  During the year ended April 30, 2014, a consulting agreement between the Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Director fees of $Nil (2013 - $39,467) decreased by $39,467 compared to the prior year as a result of the Company cancelling its director compensation program in light of financial conditions faced by the Company during the prior year.

During the year ended April 30, 2014, the Company spent a total of $34,225 (2013 - $2,835,066) on exploration and evaluation expenditures, including $560 (2013 - $1,910,312) on exploration of the CMB Project, $33,681 (2013 - $66,619) on the Bootheel Project, $Nil (2013 - $47,265) on the Golden Promise Project, recovered $392 (2013 - $810,870 expense) on the Juniper Ridge Project and $376 on other projects (2013 - $Nil).  Exploration and evaluation expenses for the year ended April 30, 2014 primarily related to minimal administrative costs and recoveries to maintain claims and insurance policies on the Bootheel Project.  In addition, the Company incurred reclamation costs to reclaim the land on which the Bootheel Project sits.  The current year decrease in exploration and evaluation expense of $2,800,841 in exploration and evaluation expenditures compared to the prior year is due to the Company no longer pursuing the CMB, Golden Promise and Juniper Ridge projects as well as decreased activities on the Bootheel Project.  Details of exploration and evaluation activities are further discussed in “Description of Business and Overview”.

During the year ended April 30, 2014, the Company recorded an impairment of exploration and evaluation assets in the amount of $3,160,618 which relates to the CMB Project.  During the year ended April 30, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $6,043,241 relating to the Bootheel, Golden Promise and Juniper Ridge projects.

Insurance expense decreased from $51,415 for the year ended April 30, 2013 to $33,036 for the year ended April 30, 2014 as a result of the Company adjusting its insurance policy to reflect corporate changes such as property abandonments and the Company’s stock exchange listings as previously discussed.

Interest expense incurred during the year ended April 30, 2014 in the amount of $1,427 (2013 - $10,402) relates to non-cash accretion of the Company’s future reclamation provisions.  The decrease in interest expense of $8,975 is a result of the balance of future reclamation provisions decreasing during the year ended April 30, 2014.  Refer to “Statement of Financial Position Information” for further discussion of future reclamation provisions.

Investor relations expense of $11,122 (2013 - $180,786), legal costs of $8,989 (2013 - $35,950), office and administrative expenses of $87,331 (2013 - $167,188), project development costs of $Nil (2013 - $66,471), rent of $40,632 (2013 - $123,066) and travel expenses of $252 (2013 - $48,547) all decreased compared to the prior year as a direct result of decreased overall Company activities, including fewer marketing initiatives, no new project development and closure of the Company’s office in Colorado during the current year.

During the year ended April 30, 2014, the Company recorded a recovery of $45,250 related to share-based compensation as a result of forfeitures of unvested stock options during the year. During the year ended April 30, 2013, the Company recorded share-based compensation of $626,364 according to vesting schedules of certain grants issued in 2011 and 2012. This expense (recovery) had no effect on the Company’s cash flows.

Transfer agent and filing fees increased to $124,896 for the year ended April 30, 2014 compared to $109,625 for the prior year as a result of the Company voluntarily delisting its common shares from the NYSE MKT, transitioning from the TSX to the TSX Venture Exchange, changing its name and consolidating its common shares on a 10 for 1 basis during the current year.

Other Income (Expenses)

Other expenses amounted to $68,944 for the year ended April 30, 2014 compared to other income of $238,914 for the year ended April 30, 2013.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

During the year ended April 30, 2014, the Company recorded finance income of $314 compared to $22,158 in the prior year which relates to interest earned on excess cash on hand.  The decrease in finance income is attributable to the Company’s decreasing cash and cash equivalents balance.  The Company also realized a gain on foreign exchange of $1,097 during the current year compared to a gain of $465 during the prior year.

The Company recorded an impairment loss in the amount of $41,852 due to collectability concerns in relation to reclamation bonds for properties that have been abandoned.  No such impairment loss was recorded during the prior year.

During the year ended April 30, 2014 the Company recorded an unrealized loss on marketable securities of $28,503 (2013 - $173,005) in relation to fair value adjustments for marketable securities the Company holds.

During the year ended April 30, 2013, the Company recorded a flow through premium in the amount of $428,712 in relation to flow through shares issued in prior years and attributable to the qualified exploration expenditures incurred.  The Company also recorded a loss on asset disposition of $39,416 during the year ended April 30, 2013.  No such transactions occurred during the year ended April 30, 2014.

Working Capital

As of April 30, 2014, the Company had a working capital deficit of $716,619 compared to a working capital surplus of $94,253 as at April 30, 2013. The decrease of $810,872 was mainly due to increased amounts due to related parties and decreased cash and cash equivalents, fair value of marketable securities, amounts receivable and prepaid expenses.

Details of the Company’s plans with respect to its working capital deficiency are further discussed in “Outlook” and “Liquidity and Capital Resources”.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	Q4 April 30, 2014 ($)	Q3 January 31, 2014 ($)	Q2 October 31, 2013 ($)	Q1 July 31, 2013 ($)
Total assets Exploration and evaluation assets Working capital (deficit) Shareholders’ equity Net loss Loss per share Exploration and evaluation expenditures (recovery)	2,801,407 2,509,791 (716,619) 1,893,190 (110,365) (0.02) (13,639)	2,923,397 2,509,791 (633,068) 2,006,326 (159,468) (0.02) 18,596	2,958,270 2,509,791 (482,034) 2,159,102 (3,404,522) (0.52) 20,392	6,266,264 5,670,409 (255,927) 5,550,722 (292,928) (0.04) 8,876

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Description	Q4 April 30, 2013 ($)	Q3 January 31, 2013 ($)	Q2 October 31, 2012 ($)	Q1 July 31, 2012 ($)
Total assets Exploration and evaluation assets Working capital Shareholders’ equity Net loss Loss per share Exploration and evaluation expenditures (recovery)	6,635,616 5,670,409 94,253 5,905,723 (5,267,909) (0.80) (213,831)	12,287,176 10,884,336 141,159 11,149,315 (828,327) (0.13) 36,174	12,796,468 10,683,053 574,584 11,868,381 (3,225,473) (0.49) 1,471,277	16,819,811 11,612,105 2,985,367 14,876,725 (2,352,352) (0.36) 1,541,446

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

The net loss reported for the quarter ended July 31, 2012 is attributed predominantly by the overall ramping up of exploration and evaluation activities subsequent to equity financing and the progressive increase in general and administrative expenses that were incurred as the Company continued to expand its corporate activities and personnel to support both the operations and public company obligations.

The increase in net loss reported for the quarters ended October 31, 2012, April 30, 2013 and October 31, 2013 are explained by impairment losses recorded with respect to the Company’s exploration and evaluation assets.

The significant decrease in net loss realized in the quarters ended July 31, 2013, January 31, 2014 and April 30, 2014 is a direct result of decreased overall Company activities as the Company attempted to maintain a low level of expenditures due to challenging market conditions.

FOURTH QUARTER

Results of operations for the three month period ended April 30, 2014 compared to the three month period ended April 30, 2013:

For the three month period ended April 30, 2014, the Company reported a net loss of $110,365 or $0.02 per common share, compared to a net loss of $5,267,909 or $0.80 per common share for the three month period ended April 30, 2013.

Expenses

Total expenses for the three month period ended April 30, 2014 were $46,697 compared to total expenses of $5,225,084 for the three month period ended April 30, 2013 which includes an impairment of exploration and evaluation assets of $5,110,656.  Excluding the impact of the impairment of exploration and evaluation assets, total expenses decreased by $67,731 during the three month period ended April 30, 2014 compared to the same period of the prior year as a direct result of decreased overall Company activity during the current period.

Audit and accounting fees of $4,000 (2013 - $31,591) decreased for the three month period ended April 30, 2014 compared to the same period of the prior year due to the Company incurring additional fees in the prior period in relation to engaging the Company’s auditors to perform quarterly reviews of the consolidated interim financial statements.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Consulting expense of $Nil (2013 - $13,822), management fees of $Nil (2013 - $100,994) and wages and salaries of $24,629 (2013 - $107,897) total $24,629 for the current period (2013 - $222,713) which represents a total decrease of $198,084 compared to the same period of the prior year as a result of decreased Company activities and personnel providing services to the Company.  During the year ended April 30, 2014, a consulting agreement between the Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated.

During the three month period ended April 30, 2014, the Company recorded director fees of $Nil (2013 – recovery of $58,140) as a result of the Company cancelling its director compensation program in light of financial conditions faced by the Company.  Previously accrued but unpaid director fees were reversed as of April 30, 2013 which explains the recovery of director fees for the three month period ended April 30, 2013.

During the three month period ended April 30, 2014, the Company recorded a recovery of exploration and evaluation expenses in the amount of $13,639 as a result of reclassifying amounts paid for reclamation on the Bootheel Project as a decrease to future reclamation provisions.  During the three month period ended April 30, 2013, the Company recorded a recovery of exploration and evaluation expenses in the amount of $213,831 as a result of receiving Junior Company Exploration Assistance Program grants.

Interest expense incurred during the three month period ended April 30, 2014 in the amount of $356 (2013 - $2,600) relates to non-cash accretion of the Company’s future reclamation provisions.  The decrease in interest expense of $2,244 is a result of the balance of future reclamation provisions decreasing during the three month period ended April 30, 2014.  Refer to “Statement of Financial Position Information” for further discussion on the balance of future reclamation provisions.

Insurance of $7,350 (2013 - $11,250), investor relations expense of $858 (2013 - $7,663), office and administrative expenses of $7,872 (2013 - $9,417), rent of $2,120 (2013 - $24,556), transfer agent and filing fees of $9,992 (2013 - $15,161) and travel expenses of $Nil (2013 - $5,726) all decreased compared to the same period of the prior year as a direct result of decreased Company activities.

The Company did not incur any project development costs during the three month period ended April 30, 2014 as the Company attempted to reduce costs and conserve cash during the current period.  Project development costs in the amount of $25,417 incurred during the same period of the prior year related to due diligence performed by the Company for prospective uranium properties in Argentina.  The Company decided not to pursue the properties subsequent to the three month period ended April 30, 2013.

During the three month period ended April 30, 2014, the Company recorded a recovery of share-based compensation expense of $2,771 (2013 – expense of $24,317) as a result of forfeitures of unvested stock options and according to vesting schedules of certain stock option grants in 2011 and 2012. This item had no effect on the Company’s cash flows.

Other Income (Expenses)

During the three month period April 30, 2014, the Company recorded finance income of $275 compared to $923 in the same period of the prior year which relates to interest earned on excess cash on hand.  The decrease in finance income is attributable to the Company’s decreasing cash and cash equivalents balance.  The Company also realized a gain on foreign exchange of $309 during the current period compared to a gain of $7,186 during the prior period.

As of April 30, 2014, the Company recorded an impairment loss in the amount of $41,852 due to collectability concerns in relation to reclamation bonds for properties that have been abandoned.  No such impairment loss was recorded during the prior period.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

During the three month period ended April 30, 2014 the Company recorded an unrealized loss on marketable securities of $22,400 (2013 - $51,399) in relation to fair value adjustments for marketable securities the Company holds.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2014, the Company had cash and cash equivalents of $78,541 (2013 - $596,450) and a working capital deficit of $716,619 (2013 – working capital surplus of $94,253).  The increase in working capital deficit is primarily attributable to cash used in operating activities, as discussed in further detail below.

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties may cause significant doubt on the Company’s ability to continue as a going concern.  See “Risk Factors”.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

To date, the Company’s operations, exploration and evaluation activities have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

Operating Activities

Cash used in operating activities for the year ended April 30, 2014 amounted to $502,716, which consisted of the net loss for the year of $3,967,283 and adjusted for changes in future reclamation estimates on the Bootheel Project of $2,053, depreciation of equipment of $22,754, impairment of exploration and evaluation assets of $3,160,618, impairment of reclamation bonds of $41,852, interest expense of $1,427, share-based compensation recovery of $45,250, an unrealized gain on foreign exchange of $5,669 and an unrealized loss on marketable securities of $28,503.  Net loss for the year was further adjusted to determine cash used in operating activities for changes in non-cash working capital items, including a decrease in receivables in the amount of $16,669 for Goods and Services Tax refunds received, a decrease in prepaid expenses of $49,498 as the Company’s prepaid stock exchange listing fees decreased, a decrease of payables and accrued liabilities of $68,697 due to settling outstanding amounts and an increase in amounts due to related parties of $264,915 attributable to services provided by King & Bay West Management Corp.

Cash used in operating activities for the year ended April 30, 2013 amounted to $4,834,152, which consisted of the net loss for the year of $11,674,061 and adjusted for depreciation of equipment of $26,338, impairment of exploration and evaluation assets of $6,043,241, interest expense of $10,402, loss on disposal of equipment of $39,416, a flow-through share premium of $428,712, share-based compensation of $626,364, and an unrealized loss on marketable securities of $173,005.  Net loss for the year was further adjusted to determine cash used in operating activities for changes in non-cash working capital items, including a decrease in receivables in the amount of $80,431 for Goods and Services Tax refunds received, a decrease in prepaid expenses of $15,292 for security deposits returned to the Company, an increase of payables and accrued liabilities of $65,947 and an increase in amounts due to related parties of $188,185.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Investing Activities

Cash used in investing activities for the year ended April 30, 2014 amounted to $15,193 and related to reclamation costs incurred on the Bootheel Project in the amount of $17,268 which was partially offset by net proceeds received in the amount of $2,075 from the sale of marketable securities.

Cash provided by investing activities for the year ended April 30, 2013 amounted to $30,785 and consisted of refunds of reclamation bonds previous paid of $292,507 and proceeds from the sale of equipment of $8,648 which were offset by the acquisition of exploration and evaluation assets and equipment of $224,816 and $45,554, respectively.

Financing Activities

There were no financing activities during the year ended April 30, 2014.

During the year ended April 30, 2013, the Company incurred share issue costs in the amount of $46,481 with respect to financing completed in the previous year.

STATEMENT OF FINANCIAL POSITION INFORMATION

	As at April 30, 2014	As at April 30, 2013

Cash and cash equivalents	$78,541	$596,450
Marketable securities	55,159	85,737
Receivables	4,161	20,830
Prepaid expenses	34,470	83,968
Reclamation bonds	28,269	64,452
Equipment	91,016	113,770
Exploration and evaluation assets	2,509,791	5,670,409
Total Assets	$2,801,407	$6,635,616

Payables and accrued liabilities	$256,201	$324,898
Due to related parties	632,749	367,834
Future reclamation provisions	19,267	37,161
Capital stock	87,411,032	87,411,032
Reserves	21,475,351	21,520,601
Deficit	(106,993,193)	(103,025,910)
Total Liabilities and Equity	$2,801,407	$6,635,616

Assets

Cash decreased by $517,909 during the year ended April 30, 2014 primarily due to the Company’s operating activities, as described in detail in “Liquidity and Capital Resources”.

During the year ended April 30, 2014, marketable securities decreased by $30,578 which is explained by an unrealized loss recorded in the amount of $28,503 for fair value adjustments at year end and the sale of 31,000 common shares of Messina Minerals Inc. for net proceeds of $2,075.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Receivables decreased by $16,669 during the year ended April 30, 2014 as a result of the Company receiving Goods and Services Tax refunds from the government of Canada.  As expenditures decreased during the year ended April 30, 2014, the amount of Goods and Services tax paid by the Company also decreased, resulting in reduced Goods and Services Tax refunds claimed.

As at April 30, 2014, prepaid expenses decreased by $49,498 compared to the prior year due to the Company incurring decreased annual stock exchange listing fees subsequent to voluntarily transitioning from the NYSE MKT to the OTCQB and from the TSX to the TSX Venture Exchange, as discussed in “Stock Exchange Listings”.

During the year ended April 30, 2014, reclamation bonds decreased by $36,183 as a result of the Company recording an impairment loss of $41,852 due to collectability concerns in relation to reclamation bonds for properties that have been abandoned.  The impairment loss was offset by an unrealized foreign exchange gain of $5,669 as the remaining reclamation bonds are denominated in US dollars and registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

Equipment decreased by $22,754 during the year ended April 30, 2014 due to depreciation expense for the year.  There were no additions to or disposals of equipment during the current year.

As at April 30, 2014, exploration and evaluation assets decreased by $3,160,618 compared to the prior year as a result of the Company recording an impairment loss of $3,160,618 in relation to the CMB Project.  There were no additions to exploration and evaluation assets during the current year.

Liabilities

During the year ended April 30, 2014, payables and accrued liabilities decreased by $68,697 due to settling outstanding amounts due to various third parties.

Amounts due to related parties increased by $264,915 during the year ended April 30, 2014 as a result of monthly services provided by King & Bay West Management Corp. and MJM Consulting Corp.  The consulting agreement between the Company and MJM Consulting Corp. was terminated as of December 31, 2013.  For further details with respect to related party balances and transactions, refer to “Related Party Transactions”.

As at April 30, 2014, future reclamation provisions decreased by $17,894 compared to the prior year which is explained by the Company completing reclamation work on the Bootheel Project by incurring costs to reseed vegetation of $17,268.  In addition, the Company recorded accretion expense of $1,427 and changes in estimates of future reclamation of $2,053 during the year ended April 30, 2014.

Equity

There was no change in capital stock during the year ended April 30, 2014.  There were no common shares issued or cancelled during the current year.

During the year ended April 30, 2014, reserves decreased by $45,250 as a result of the Company recording a recovery of share-based compensation in the amount of $45,250 to account for forfeitures of unvested stock options during the year.

Deficit increased by the net loss for the year ended April 30, 2014 in the amount of $3,967,283.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	April 30, 2014	Date of Report
Common shares – issued and outstanding	6,578,035	6,578,035
Director, employee and contractor options – vested	342,213	284,588
Director, employee and contractor options – granted but not yet vested	-	-
Warrants to purchase shares	-	-
Underwriters warrants – rights to purchase warrants	-	-
Common shares – fully diluted	6,920,248	6,862,623

Share and warrant issuances

There were no share or warrant issuances during the years ended April 30, 2014 or 2013.

During the year ended April 30, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held.  All references to share and per share amounts have been restated to reflect this share consolidation.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the years ended April 30, 2014 and 2013 are summarized as follows:

	April 30, 2014	April 30, 2013

Share-based compensation	$27,463	$405,876
Short-term benefits(1)	207,723	933,802
	$235,186	$1,339,678

(1)	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Other related parties

MJM Consulting Corp. is an entity that is owned by the former Executive Chairman, Mr. Mark J. Morabito.  The Company had a consulting agreement with Mr. Morabito and MJM Consulting Corp. whereby MJM Consulting Corp. provided management services to the Company.  This agreement was terminated by Mr. Morabito as of December 31, 2013.  The management fee was consistent with what a company of similar size and asset base would pay for such services.

King & Bay West Management Corp. (“King & Bay West”) is an entity that is owned by Mr. Mark J. Morabito, the former Executive Chairman, and employs or retains certain directors, officers and consultants of the Company.  King & Bay West provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company. These services are provided to the Company on an as-needed basis and are billed based on the cost or value of the services provided to the Company.  The fees are consistent with what King & Bay West charges its clients for similar services. The amount set out in the table below represents amounts paid or accrued to King & Bay West for the services of King & Bay West personnel and for overhead and third party costs incurred by King & Bay West on behalf of the Company.

Transactions entered into with related parties other than key management personnel during the years ended April 30, 2014 and 2013 include the following:

	April 30, 2014	April 30, 2013

King & Bay West	$303,832	$1,234,170

Amounts due to related parties as at April 30, 2014 included the following:

•	King & Bay West, controlled by Mr. Morabito - $540,874 (April 30, 2013 - $319,312)

•	MJM Consulting Corp., controlled by Mr. Morabito - $91,875 (April 30, 2013 - $48,522)

The amounts due to related parties are non-interest bearing.

Transactions with related parties were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

GOING CONCERN

The Company is in the process of exploring and developing its exploration and evaluation properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The consolidated financial statements of the Company have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

As at April 30, 2014, the Company had a working capital deficit of $716,619 (2013 – working capital surplus of $94,253) and a deficit of $106,993,193 (2013 - $103,025,910). At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. Without additional financing, there is substantial doubt that the Company will be able to fund both its exploration programs and ongoing operations for the next 12 months. These uncertainties may cause significant doubt on the Company’s ability to continue as a going concern.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the consolidated financial statements, and expenses for the years reported.  Actual results could differ from those estimates.

Critical Judgements

The preparation of the consolidated financial statements requires management to make judgements regarding the going concern of the Company, as previously discussed, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting years. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the consolidated financial statements include:

Share-based Payments

Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them.

Deferred Tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Recoverability of Exploration & Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the accompanying audited consolidated financial statements for the year ended April 30, 2014.

New Accounting Pronouncements Adopted

The following accounting standards were adopted as of May 1, 2013 and did not have a material impact on the consolidated financial statements of the Company.

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) introduces enhanced disclosure around the transfer of financial assets and associated risks.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future.

Amendments to IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10-13.

New Accounting Pronouncements

The following accounting pronouncements have been made, but are not yet effective for the Company as at April 30, 2014.  The Company is currently evaluating the impact of these amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2018, with early adoption permitted.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.

RISK FACTORS

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. Certain of the more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to above, are listed hereunder.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

The successful start of mining development and operations into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production, including, without limitation: completing of a formal feasibility study; optimizing the mine plan; recruiting and training personnel; having available funds to finance construction and development activities; avoiding potential increases in costs; negotiating contracts for the supply of power, shipping and for the sale of commodities; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that the Company will be able to successfully complete these activities, since most of these activities require significant lead times, and the Company will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, and will have a material adverse effect on the Company’s business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that the Company will be able to complete development of its projects at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on the Company’s business, prospects, financial position, results of operations and cash flows.

There is no assurance that the Company will ever achieve production or that the Company will ever be profitable if production is achieved.

The Company may experience difficulty attracting and retaining qualified management and technical personnel to meet its needs for growth.

The Company is dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on managing the Company's interests and the advancement of projects and on identifying new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or its inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on its business or future operations.

Titles and other rights to the Company’s projects cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its projects will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop its projects. Title insurance generally is not available for mineral properties, and its ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s projects may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on all or part of its projects as permitted or being unable to enforce our rights with respect to all or part of the Company’s projects.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

The Company needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine, the Company will need to negotiate and conclude various agreements with external service and utility providers for shipping and power access, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine unviable.

The Company's activities are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict the Company’s operations.

All of the Company’s exploration, potential development and production activities are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of its business, causing it to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future. The Company expects to continue to incur losses unless and until such time as a project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Company’s projects will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

The Company’s securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of the Company’s common shares will be affected by such volatility.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of Goods and Services Tax receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in the notes to the accompanying consolidated financial statements. The Company will require additional equity financing to meet its administrative overhead costs and further exploration activities on its exploration and evaluation assets in fiscal 2015.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

(b) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2014, the Company has accounts payable denominated in US dollars of US$57,654, cash of US$1,321 and reclamation bonds of US$25,800.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $3,346.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet financing arrangements.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the United States Securities Exchange Act of 1934 (the “Exchanged Act”)) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the year ended April 30, 2014
Date Prepared: August 22, 2014

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the year ended April 30, 2014 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

SUBSEQUENT EVENTS

The following reportable events occurred subsequent to the year ended April 30, 2014:

•	On May 5, 2014, 1,000 stock options with an exercise price of $3.80 were forfeited.

•	On May 28, 2014, 56,625 stock options with an exercise price of $10.80 expired.

•	On June 7, 2014, 2,500 stock options with an exercise price of $8.40 and 7,500 stock options with an exercise price of $14.40 were forfeited.

•	On June 9, 2014, the Company received a loan in the amount of $60,000 from King & Bay West, a related party. The loan is non-interest bearing, unsecured and has no fixed terms of repayment.

•	The Company sold 54,565 common shares of Canadian Zinc Corporation for net proceeds of $21,544.

•	The Company sold 2,222,222 common shares of Expedition Mining Inc. for net proceeds of $31,167.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The Board of Directors of the Company has approved the disclosures contained in this MD&A.